Exhibit 99.3

February 10, 2015

T: 312.782.1581

F: 312.782.2096

Mr. Brian M. Sullivan

Chairman and CEO

CTPartners Executive Search Inc.

1166 Avenue of the Americas, 3rd Floor

New York, New York 10036

Dear Brian:

I am writing on behalf of DHR International, Inc. (“DHR International”) to follow-up on my February 4th letter to you which set forth DHR International’s proposal to acquire 100% of the equity of CTPartners Executive Search Inc. (“CTPartners”) for $7.00 per share in cash.

We were encouraged to see CTPartners’ public announcement on February 6th confirming receipt of our proposal and indicating that the Board of Directors will carefully review and consider the proposal consistent with its fiduciary duties. We also appreciate that your counsel reached out to us and communicated to our counsel that the CTPartners’ Board is undertaking a process to consider our proposal.

However, we want to share with you our sense of urgency that the CTPartners’ Board proceed with immediacy to address our proposal, in view of the precarious situation in which CTPartners and its stockholders currently find themselves.

During the past 60 days CTPartners has been the subject of a flood of unfavorable publicity, including: a complaint submitted to the Equity Employment Opportunity Commission by a former employee and various allegations of lewd conduct by members of its senior management; CTPartners’ announcement, and then withdrawal, of a proposed public equity offering, followed by the announcement of a second public equity offering, which was subsequently revised and consummated on substantially dilutive terms; and CTPartners’ announcement of preliminary fourth quarter earnings that fell short of its previous guidance, followed just seven days later by an announcement of a further downward revision of fourth quarter and full year 2014 results and the withdrawal of previously announced earnings guidance for the first quarter and full year 2015. Predictably, the turmoil has adversely affected CTPartners’ stockholder value, with the closing stock price declining from $23.15 on November 12, 2014, to $4.35 on January 29, 2015.

As acknowledged by CTPartners in public filings, its business depends on its ability to attract and retain qualified search consultants. The above-described developments substantially undermine CTPartners’ ability to maintain its relationships with key employees, as well as clients. In addition, CTPartners has disclosed that, even after its recent equity offering, it will likely seek additional funds to finance its business in amounts that could further dilute existing stockholder value. CTPartners’ Directors are compelled by their fiduciary duties to consider the

DHR International    |    Asia Pacific    |    Australia    |    Europe    |    Middle East & Africa    |    North America    |    South America     |    www.dhrinternational.com

immediacy of these matters in evaluating the timing and substance of its response to DHR International’s proposal. We understand you have communicated to your organization that you and your senior management oppose our proposal and will not allow a transaction with DHR International to occur. If that in fact is the case, such a position represents a breach of your and the other directors’ fiduciary duties to the stockholders of CTPartners.

Entities affiliated with DHR International are already significant stockholders of CTPartners. We are committed to moving quickly to seek to achieve a definitive agreement embodying our proposal that would prevent the foreseeable further damage to the business and stockholder value of CTPartners which would occur absent such a resolution of CTPartners’ problems. As a participant in the executive search industry with substantial financial resources, DHR International is uniquely positioned to move quickly and address the current challenges faced by CTPartners. Given our knowledge of the business, we would expect to complete due diligence within two weeks of being granted access to relevant information and personnel. A protracted process clearly will not be in the best interest of CTPartners or its stockholders. Of course, significant delay in engaging with us could result in withdrawal or substantial modification of our proposal. Moreover, such a delay would leave us with no alternative but to select other means for us to pursue our interest in CTPartners and prevent any further loss of stockholder value, including a tender offer to CTPartners’ stockholders and/or seeking election of independent directors to enhance CTPartners’ corporate governance.

Please contact me or have your counsel contact our legal advisor, Thomas Litz of Thompson Coburn LLP, at your earliest convenience so that we may discuss how to proceed. We are prepared to move quickly and our determination to pursue the transaction outlined in our proposal is strong.

Sincerely,

DHR International, Inc.

By	/s/ Geoffrey D. Hoffmann
Geoffrey D. Hoffmann
Chief Executive Officer

cc:	Board of Directors

  CTPartners Executive Search Inc.

Suzanne Hanselman, Esq.

DHR International    |    Asia Pacific    |    Australia    |    Europe    |    Middle East & Africa    |    North America    |    South America     |    www.dhrinternational.com